UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Registrant’s Name)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 28, 2025, CytoMed Therapeutics Limited (the “Company”) issued a press release, announcing that in addition to adult peripheral blood mononuclear cell-derived therapeutics, the Company has successfully expanded clinical-scale natural killer (“NK”) cells from cord blood units, and intends to re-organize and streamline its group structure to create a new cord blood-derived biotech.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated August 28, 2025, titled “CytoMed Therapeutics expands into auto-immune diseases building on its recent cord blood bank acquisition”

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: August 28, 2025	By:	/s/ Choo Chee Kong
	Name:	Choo Chee Kong
	Title:	Chairman and Director

2